SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549



                              FORM 6-K



                      REPORT OF FOREIGN ISSUER



                Pursuant to Rule 13a-16 or 15d-16 of
                 the Securities Exchange Act of 1934


                   Date of Report: August 18, 1999



                              BIORA AB

                       SE-205 12 Malmo, Sweden

                   Telephone: (011) 46-40-32-13-33





            Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               |X|   Form 20-F            |_|   Form 40-F


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  |_|   Yes               |X|   No


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            Not applicable.

            This Form 6-K consists of Biora's half year report, which was issued on August 18, 1999.






                          HALF YEAR REPORT
                      JANUARY 1 - JUNE 30, 1999

                           BIORA AB (PUBL)

                           AUGUST 18, 1998


                                                           Incl. non-
                                                            recurring
                                                              revenue
The first six months                   1999         1998         1998
---------------------------------------------------------------------
NET SALES, SEK MILLIONS                  37.5         22.9       -
---------------------------------------------------------------------
OPERATING LOSS, SEK MILLIONS           - 45.4       - 58.2    - 18.81)
---------------------------------------------------------------------
NET LOSS, SEK MILLIONS                 - 42.2       - 51.8    - 12.41)
---------------------------------------------------------------------

1) FIRST QUARTER OF 1998 INCLUDES NONRECURRING REVENUE FROM
SEIKAGAKU CORP., BIORA'S JAPANESE PARTNER.

            O SALES DURING THE SECOND QUARTER OF 1999 INCREASED By APPROXIMATELY 80 PERCENT TO SEK 20.3 MILLION (COMPARED TO SEK 11.2 MILLION DURING THE SAME PERIOD IN 1998). THE INCREASE WAS MAINLY IN THE US MARKET.

            O EMDOGAIN WAS APPROVED IN THE UNITED STATES FOR USE In CONJUNCTION WITH CONVENTIONAL TREATMENT OF
               PERIODONTITIS.

            O A NEW SUBSIDIARY, BIORA BIOEX AB, WAS FORMED FOCUSINg ON R&D ON PRODUCTS FOR TREATMENT OF WOUNDS AND INFECTIONS OUTSIDE THE ORAL CAVITY.

            O  EXPANDED MARKETING EFFORTS IN JAPAN FROM 1,500 To
               4,000 SPECIALISTS.


Biora develops, manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.


PRESIDENT AND CEO           INVESTOR RELATIONS      U.S INVESTOR RELATIONS
TOMAS HAMMARGREN            MIKAEL SJOBLOM          ELISABETH LAVERS
+46 40 32 13 36             +46 40 32 13 65         +1 203 977 7797

EMDOGAIN APPROVED IN THE US FOR USE IN CONJUNCTION WITH CONVENTIONAL TREATMENT OF PERIODONTITIS.

The United States Food and Drug Administration (FDA) has approved Emdogain for use as an adjunct to a minimally invasive surgical technique. This indicates that Emdogain can be utilized in conjunction with scaling and root planing procedures for the treatment of periodontal intrabony defects in aesthetic zones to optimize tissue height. Aesthetic zones include the teeth and gums which appear when a person smiles. Biora estimates that the target group in the United States for the new indication is about 60,000 dentists. Approximately 17 million scaling and root planing procedures are performed annually in the US and Biora estimates that half of those are in the aesthetic zone
---------------------------------------------------------------------

THE FIRST HALF OF 1999

Biora's sales during the first half of 1999 amounted to SEK 37.5 million, as compared to SEK 22.9 million during the same period in 1998. During the second quarter sales increased to SEK 20.3 million compared to SEK 11.2 million during the same period in 1998. The sales increase during the first six months 1999 was mainly in the US market.


                             [GRAPHIC OMITTED]


        SALES DURING 1998 AND 1999 PER QUARTER, SEK THOUSANDS


DEVELOPMENT OF SALES FROM BIORA BASED ON ROLLING TWELVE MONTHS, SEK THOUSANDS


                             [GRAPHIC OMITTED]


There are approximately 4,000 periodontists (specialists in periodontitis) in the US market. The number of US specialists who have bought Emdogain increased to approximately 2,000 at the end of the period and about half of them had bought more than once.

The number of periodontists and general practitioners who purchased the product in Germany was approximately 6,200 and almost half of those had bought Emdogain more than once. In Sweden approximately 600 have purchased Emdogain and of those about 420 have made more than one purchase.

In Japan Biora's products are marketed through the Japanese biotech company Seikagaku Corporation. According to Seikagaku, sales in Japan continued to be strong during the period and the number of customers was about 990, of whom 400 had bought Emdogain more than once. During the third quarter of 1999 Seikagaku will broaden the target group from 1,500 to 4,000 dentists and specialists.

THE GOAL IS TO MAKE EMDOGAIN A PREFERRED TREATMENT Emdogain has now been approved and launched in all markets considered to be key markets. Biora's long-term goal is for Emdogain to be included in the preferred treatment of periodontitis.

PREFGEL (TM)

Biora's new product, PrefGel, is used to clean root surfaces in connection with treatment of periodontitis. During 1998, PrefGel was approved for sale in Europe and the United States, and in January 1999 the US patent was issued. Application for registration was submitted in Japan during the first quarter of 1999. PrefGel is primarily intended for use in treatments involving Biora's main product Emdogain, but can also be used in other treatments. Because of its neutral pH, PrefGel will not damage the root surface or surrounding soft tissues.

INTENSIFIED FOCUS ON RESEARCH AND DEVELOPMENT To strengthen Biora's position, research and development projects are in process to broaden the number of products and applications. Development work is conducted on two fronts: documenting new indications for Emdogain, primarily in clinical studies within the dental field, and developing new products based on biological principles.

Important areas for new indications are non-surgical treatment of periodontitis, recession type defects, evulsed teeth, impacted wisdom teeth and endodontics. To further simplify the use of Emdogain, Biora is developing a pre-mixed, user friendly product. Documentation for licensing the product in Europe and the US is expected to be submitted during the third quarter of 1999.

NEW KNOWLEDGE ABOUT EMDOGAIN AND ITS MECHANISM OF ACTION During the reporting period Biora presented new knowledge about the mechanism by which the company's principal product, Emdogain, assists in the generation of new tissue supporting the tooth, in connection with periodontal surgery. Cell culture studies conducted by Biora, indicate that the growth of cells from the gingival margin (epithelial cells) is inhibited while PDL-cells from the area between the root and the jawbone are favored by growing in the presence of Emdogain, which is important for successful surgical treatment of periodontal defects.

STUDIES SHOW THAT EMDOGAIN CAN HAVE AN INFLUENCE ON WOUND HEALING -- NEW SUBSIDIARY ESTABLISHED.

Biora has shown in cell culture studies that Emdogain-covered surfaces inhibit the growth of certain bacteria, especially some of the pathogens behind caries (e.g. Streptococcus mutans) or periodontal disease (e.g. Actinobacillus actinomycetemcomitans). Another bacteria which is believed to be inhibited is Staphylococcus aureus, which is common in e.g. "hospital disease".

This implies that wound healing is improved by Emdogain without the need for local or general antibiotics. This type of modulating effect on bacteria in combination with the positive influence on growth factors may open the possibility to use Emdogain for the treatment of wounds and infections in and outside the oral cavity.

To emphasize Biora's focus on the diseases in the oral cavity but at the same time develop the potential for other indications a new subsidiary, Biora BioEx AB, has been founded.

During the first six months of 1999 Biora BioEx has submitted documentation for three new patents. The company will continue Biora's research in areas that can generate products for indications outside the oral cavity.

THE YEAR 2000-PROBLEM

The computer systems at the head office in Malmo have been reviewed and certified by Biora's computer supplier. Year 2000 reviews of Biora's production equipment, and the computer systems of Biora's subsidiaries and principal suppliers have also been done. Biora does not expect that the year 2000 issue will have a material effect on either sales or supplies of raw material.

NET SALES

The Group's net sales during the period increased to SEK 37.5 million (1998: SEK 22.9 million).

PROFIT/LOSS

Gross profit amounted to SEK 28.9 million (1998: SEK 18.0 million). The improvement can be explained by the increase in sales.

The operating loss amounted to SEK 45.4 million (1998: loss SEK 18.8 million). Operating profit during the same period last year includes nonrecurring revenue from Biora's Japanese partner in an amount of SEK 39.4 million. (Operating loss for the first half of 1998 excluding the nonrecurring revenue was SEK 58.2 million). Net financial items were SEK
3.2 million (1998: SEK 6.4 million). The decrease is explained by decreased interest bearing assets and lower market interest rates.

Net loss after tax during the period amounted to SEK 42.2 million (1998: loss SEK 12.4 million), corresponding to a loss per share of SEK 1.99 (1998: loss SEK 0.59) based on the average number of shares outstanding. (Net loss after tax during first half of 1998 excluding nonrecurring revenue was SEK 51.8 million).

INVESTMENTS

Capital expenditures during the period totaled SEK 2.1 million (1998: SEK
3.9 million).

FINANCIAL POSITION

Net change in cash and cash equivalents during the period was negative, in an amount of SEK 41.5 million (1998 neg. SEK 52.4 million). At the end of the report period (figures for December 31, 1998, for comparison, are given below in parentheses) the Group's liquid funds amounted to SEK 145.5 million (SEK 187 million), the equity/assets ratio was 85.3 % (86.6 %) and the Group equity amounted to SEK 172.8 million (SEK 214.0 million).

EMPLOYEES

As of June 30, 1999, Biora had 89 employees, which is an increase of four people since year-end 1998.

PARENT COMPANY

Net sales for the period amounted to SEK 26.5 million (1998: SEK 16.7 million) and its loss after financial items and tax was SEK 37.4 million (1998: profit of SEK 9.1 million). The six month result for 1998 includes the nonrecurring revenue of SEK 39.4 million received from the Japanese distributor. (Loss after financial items excluding nonrecurring revenue was SEK 30.3 million).

Investments in fixed assets and patents were SEK 1.0 million (1998: SEK 2.3 million). Net change in cash and cash equivalents during the period was negative, in an amount of SEK 45.3 million (1998: neg. SEK 50.7 million). At the end of the reporting period (figures for December 31, 1998 are given below in parentheses) the parent company's liquid assets amounted to SEK
136.2 million, (SEK 181.5 million), equity/assets ratio was 90.2 % (91.4 %) and share holders equity to SEK 187.4 million (SEK 223.2 million)


COMING FINANCIAL INFORMATION

Biora will publish financial information for 1999 on the following dates:

Interim report for the third quarter      November 3 (NEW DATE!)
Year end report                           February 2000
Annual report                             April 2000


Malmo, August 18, 1999

TOMAS HAMMARGREN, PRESIDENT AND CEO


BIORA DEVELOPS, MANUFACTURES AND SELLS PRODUCTS FOR THE TREATMENT OF PERIODONTAL DISEASE AND FOR USE IN ORAL SURGERY. USING ITS PROPRIETARY TECHNOLOGY AND EXPERTISE, BIORA AIMS TO BECOME A WORLD LEADER IN BIOLOGY-BASED PRODUCTS FOR SPECIALIZED DENTAL THERAPY. BIORA'S AMERICAN DEPOSITORY SHARES ARE LISTED ON THE NASDAQ NATIONAL MARKET IN THE US AND BIORA'S ORDINARY SHARES ARE LISTED ON THE "O-LIST" OF THE STOCKHOLM STOCK EXCHANGE IN SWEDEN.

THIS REPORT MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS THAT RELATE TO THE FUTURE EVENTS OR FUTURE BUSINESS AND FINANCIAL PERFORMANCE. SUCH STATEMENTS CAN ONLY BE PREDICTIONS AND THE ACTUAL EVENTS OR RESULTS MAY DIFFER FROM THOSE DISCUSSED. THE COMPANY CAUTIONS THAT THESE STATEMENTS ARE SUBJECT TO IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN SUCH FORWARD LOOKING STATEMENTS AND ARE MORE FULLY DISCUSSED IN PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.


CONSOLIDATED STATEMENTS OF
OPERATIONS


                                  1999      1999       1998      1999       1998      1998
(Swedish GAAP, unaudited)      Jan-Jun   APR-JUN    Apr-Jun   JAN-JUN    Jan-Jun   Jan-Dec
                              (TUSD)1)    (TSEK)     (TSEK)    (TSEK)     (TSEK)    (TSEK)

Net sales                        4 542    20 258     11 195    37 492     22 929    50 119
------------------------------------------------------------------------------------------
Costs of goods sold 2)          -1 040    -4 511     -3 038    -8 585     -4 923   -10 864
------------------------------------------------------------------------------------------
GROSS PROFIT                     3 502    15 747      8 157    28 907     18 006    39 255
------------------------------------------------------------------------------------------
Selling expenses                -5 361   -23 543    -21 138   -44 253    -42 562   -89 622
------------------------------------------------------------------------------------------
Administrative expenses         -1 052    -4 544     -5 541    -8 682    -12 358   -22 133
------------------------------------------------------------------------------------------
Research and development        -2 456    -9 998     -9 012   -20 278    -20 733   -39 980
costs 2)
------------------------------------------------------------------------------------------
Other operating income and        -136      -335        760    -1 125     38 843    40 952
expenses 3)
------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS            -5 503   -22 673    -26 774   -45 431    -18 804   -71 528
------------------------------------------------------------------------------------------
Financial net                      392     1 298      2 696     3 233      6 389    11 572
------------------------------------------------------------------------------------------
LOSS AFTER FINANCIAL ITEMS      -5 112   -21 375    -24 078   -42 198    -12 415   -59 956
------------------------------------------------------------------------------------------
Income tax                          -4         -       -632       -32          2       -42
------------------------------------------------------------------------------------------
Minority interest                    -         -         81         -          -         -
------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD             -5 116   -21 375    -24 629   -42 230    -12 413   -59 998
------------------------------------------------------------------------------------------




CONSOLIDATED BALANCE
SHEETS


                                                     Jun 30,   JUN 30,    Jun 30,  Dec 31,
(Swedish GAAP, unaudited)                               1999     1999       1998     1998
                                                    (TUSD)1)    (TSEK)     (TSEK)   (TSEK)

Intangible long term assets                           2 652    21 892     26 890    25 337
------------------------------------------------------------------------------------------
Tangible long term assets                             1 386    11 439     12 741    12 269
------------------------------------------------------------------------------------------
Financial long term assets                              306     2 528      2 553     2 571
------------------------------------------------------------------------------------------
TOTAL LONG TERM ASSETS                                4 344    35 859     42 184    40 177
------------------------------------------------------------------------------------------
Inventories                                             494     4 079      2 941     4 174
------------------------------------------------------------------------------------------
Current receivables                                   2 062    17 025     16 032    15 787
------------------------------------------------------------------------------------------
Bank deposits                                        12 114   100 000    203 850   148 050
------------------------------------------------------------------------------------------
Cash and bank                                         5 512    45 499     30 038    38 998
------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                 20 182   166 603    252 861   207 009
------------------------------------------------------------------------------------------
TOTAL ASSETS                                         24 526   202 462    295 045   247 186
------------------------------------------------------------------------------------------
Shareholders' equity                                 20 930   172 774    265 212   213 970
------------------------------------------------------------------------------------------
Provisions                                               54       442        230       397
------------------------------------------------------------------------------------------
Long term liabilities 4)                                 19       155        170       155
------------------------------------------------------------------------------------------
Current liabilities 4)                                3 524    29 091     29 433    32 664
------------------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES           24 526   202 462    295 045   247 186
------------------------------------------------------------------------------------------

1) Average exchange rate Jan-Jun , 1999, USD 1 = SEK 8,255
2) 2.5% royalty to Astra on sales of Emdogain has been reclassified from research and development costs to costs of goods sold. The comparative figures have been adjusted accordingly.
3) In the first quarter 1998 a nonrecurring revenue from Seikagaku
   Corporation of 39,4 MSEK is included in other operating income and royalty expense to Astra of 1,0 MSEK on this revenue is included in other operating expenses.
4) Biora did not have any interest bearing liabilities either on June 30, 1999, June 30, 1998, or December 31, 1998.




STATEMENTS OF CASH FLOWS


CONSOLIDATED (TSEK)                         1999       1998      1999       1998      1998
(Swedish GAAP, unaudited)                APR-JUN    Apr-Jun   JAN-JUN    Jan-Jun   Jan-Dec

Loss for the period                      -21 375    -24 629   -42 230    -12 413   -59 998
------------------------------------------------------------------------------------------
Depreciation and amortization              1 401      1 279     2 687      2 403     5 156
------------------------------------------------------------------------------------------
Change in capitalized research and         1 776        731     3 552      1 462     2 924
development costs
------------------------------------------------------------------------------------------
Prepaid nonrecurring revenue                   -          -         -    -39 375   -39 375
------------------------------------------------------------------------------------------
Other adjustments to reconcile net            39        561        77         27       241
loss to net cash
flows from operating activites
------------------------------------------------------------------------------------------
Change in assets and liabilities           2 330     -5 050    -3 305       -649    -2 821
------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES    -15 829    -27 108   -39 219    -48 545   -93 873
------------------------------------------------------------------------------------------
Capital expenditures (tangible assets       -946     -1 772    -2 079     -3 917    -5 842
and patents)
------------------------------------------------------------------------------------------
Other investing activities                     -          -        31          -         -
------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES       -946     -1 772    -2 048     -3 917    -5 842
------------------------------------------------------------------------------------------
NET CASH USED IN / FROM FINANCING              -        -35         -         56       111
ACTIVITIES
------------------------------------------------------------------------------------------
Effect of exchange rate changes on           -44         32      -282        -16       342
cash and cash
equivalents
------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH              -16 819    -28 883   -41 549    -52 422   -99 262
EQUIVALENTS
------------------------------------------------------------------------------------------





KEY RATIOS


                                            1999       1998      1997       1996      1995
(Swedish GAAP, unaudited)              JAN - JUN 1)      2)

Net sales (TSEK)                          37 492     50 119    16 499      4 561       936
------------------------------------------------------------------------------------------
R & D costs (TSEK) 3)                     20 278     39 980    21 207     10 884     9 347
------------------------------------------------------------------------------------------
Return on capital employed, % 4)           -43,6      -40,0     -53,2     -266,2     -46,1
------------------------------------------------------------------------------------------
Return on equity,% 5)                      -43,7      -40,0     -58,1        neg    -128,8
------------------------------------------------------------------------------------------
Equity / assets ratio, % 6)                 85,3       86,6      81,9      -34,2      28,8
------------------------------------------------------------------------------------------
Net debt / equity ratio, % 7)              -84,2      -87,4    -103,0      -84,3     163,3
------------------------------------------------------------------------------------------
Total equity (TSEK)                      172 774    213 970   277 935    -18 437     7 986
------------------------------------------------------------------------------------------
Average number of shares                  21 204     21 204    20 571     14 207    10 819
outstanding, (000s) 8)
------------------------------------------------------------------------------------------
Equity per share, SEK 8)                    8,15      10,09     13,51      -1,30      0,74
------------------------------------------------------------------------------------------
Loss per share, SEK 8)                     -3,98      -2,83     -3,66      -2,61     -1,01
------------------------------------------------------------------------------------------

1) Return on capital employed, return on equity and loss per share have been calculated by multiplying the six month operating loss and net loss respectively by 2 to obtain comparability to the other presented twelve months key ratios.
2) Return on capital employed and return on equity have been adjusted for the effect of the nonrecurring revenue from Seikagaku.
3) R&D-costs are shown gross, including capitalized costs. During 1999, as well as during 1998, no costs have been capitalized under the caption
   Capitalized R&D costs, so the net and gross costs were equal, 20,278.
   (2.5% royalty to Astra on sales of Emdogain has been reclassified to costs of goods sold.)
4) Operating loss plus financial income divided by average total assets
   (total assets less non-interest-bearing operating liabilities including deferred taxes).
5) Net loss divided by average equity.
6) Shareholders' equity divided by total assets.
7) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.
8) The number of ordinary shares outstanding used in determination of loss and equity per ordinary share is calculated on a proforma basis by giving effect to a 25:1 share split and the 3:1 bonus issue completed by the Company during 1996. The dilution effects of outstanding convertible loans and options have not been considered when calculating equity and loss per share for the years 1995-1999 as this would reduce the loss per share.



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                              BIORA AB


Dated:August 18, 1999         By:   /s/ Anders Agering
                                    -------------------------------
                                    Anders Agering
                                    Chief Financial Officer